SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. __)*

THE FEMALE HEALTH COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

314462102

(CUSIP Number)

Mitchell Steiner, M.D.

150 North Michigan Avenue

Suite 1580

Chicago, Illinois 60601

Telephone: 312-595-9123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314462102	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Mitchell Steiner, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,561,949 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,561,949 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,561,949 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 6,928,360 shares of FHC Common Stock (as defined below) to be issued upon the conversion of 173,209 shares of Series 4 Preferred Stock (as defined below) held by the Reporting Person.

(2)	The calculation of the percentage is based on (i) 31,174,749 shares of FHC Common Stock outstanding as of October 31, 2016 as reported to the Reporting Person by the Issuer on such date and (ii) 6,928,360 shares of FHC Common Stock to be issued upon the conversion of 173,209 shares of Series 4 Preferred Stock held by the Reporting Person.

CUSIP No. 314462102	13D	Page 3 of 7 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“FHC Common Stock”), of The Female Health Company (the “Issuer” or “FHC”), a Wisconsin corporation. The address of the Issuer’s principal executive office is 150 North Michigan Avenue, Suite 1580, Chicago, IL 60601.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Mitchell Steiner, M.D., an individual.

(b)	The business address of the Reporting Person is 150 North Michigan Avenue, Suite 1580, Chicago, IL 60601.

(c)	The present principal occupation of the Reporting Person is President and Chief Executive Officer of the Issuer.

(d) and (e) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired shares of FHC Common Stock and Class A Preferred Stock – Series 4, par value $0.01 per share (“Series 4 Preferred Stock”), of the Issuer pursuant to the terms of that certain Amended and Restated Agreement and Plan of Merger, dated as of October 31, 2016 (the “Merger Agreement”), by and among the Issuer, Aspen Park Pharmaceuticals, Inc., a Delaware corporation (“APP”), and Blue Hen Acquisitions, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“APP Merger Sub”). Pursuant to the terms of the Merger Agreement, all outstanding shares of APP common stock and APP preferred stock were converted into the right to receive, in the aggregate, 2,000,000 shares of FHC Common Stock and 546,756 shares of Series 4 Preferred Stock.

Pursuant to the Amended Merger Agreement, the Reporting Person received 633,589 shares of FHC Common Stock and 173,209 shares of Series 4 Preferred Stock in exchange for an aggregate of 3,459,800 shares of APP common stock and 16,000 shares of APP preferred stock.

Item 4.	Purpose of Transaction

The information contained in Items 3 and 6 of this statement is incorporated herein by reference.

On October 31, 2016, the Issuer, APP and APP Merger Sub entered into the Amended Merger Agreement, pursuant to which APP became a wholly-owned subsidiary of the Issuer through the merger of APP Merger Sub with and into APP with APP continuing as the surviving corporation (the “Merger”).

CUSIP No. 314462102	13D	Page 4 of 7 Pages

Pursuant to the terms of the Amended Merger Agreement and pursuant to the Merger, all outstanding shares of APP common stock and preferred stock were converted into the right to receive, in the aggregate, 2,000,000 shares of FHC Common Stock and 546,756 shares of Series 4 Preferred Stock. Each share of Series 4 Preferred Stock will automatically convert into 40 shares of FHC Common Stock upon the approval by the requisite vote of the Issuer’s stockholders of (i) an amendment to the Issuer’s Amended and Restated Articles of Incorporation to increase the total number of authorized shares of FHC Common Stock to a sufficient amount to permit such conversion and (ii) such conversion of the Series 4 Preferred Stock pursuant to the applicable NASDAQ rules. After giving effect to such conversion, the former APP stockholders will own approximately 23,870,000 shares of FHC Common Stock in total, constituting approximately 45% of the outstanding shares of FHC Common Stock as of the date of the Merger.

Amendment to Articles of Incorporation. On October 31, 2016, immediately prior to the closing of the Merger, the Issuer filed Articles of Amendment (the “Articles of Amendment”) to the Issuer’s Amended and Restated Articles of Incorporation containing the Statement of Terms of the Series 4 Preferred Stock. Pursuant to the Articles of Amendment, the terms of the Series 4 Preferred Stock include the following:

•

Each share of Series 4 Preferred Stock will automatically convert into 40 shares of FHC Common Stock upon receipt by the Issuer of approval by the affirmative vote of the holders of the Issuer’s capital stock by the required vote under the Wisconsin Business Corporation Law and the NASDAQ listing rules, as applicable, of (i) an amendment to the Issuer’s Amended and Restated Articles of Incorporation to increase the total number of authorized shares of FHC Common Stock by a sufficient amount to permit such conversion and (ii) the conversion of the Series 4 Preferred Stock pursuant to applicable NASDAQ rules.

•

Upon a Liquidation Event, the holders of the Series 4 Preferred Stock will be entitled to a liquidation preference equal to the greater of (i) $1.00 per share or (ii) the amount holders would have received if the Series 4 Preferred Stock had converted to FHC Common Stock. For purposes of the Articles of Amendment, a “Liquidation Event” includes any voluntary or involuntary liquidation, dissolution or winding up of the Issuer and certain transactions involving an acquisition of the Issuer (which are referred to as “Fundamental Changes” in the Articles of Amendment).

•

The Series 4 Preferred Stock is redeemable on the first to occur of (i) the 20th anniversary of the date of original issuance or (ii) a Fundamental Change, at a price equal to $1.00 per share, unless converted into FHC Common Stock prior to such redemption.

•

The Series 4 Preferred Stock is senior to all existing and future classes of the Issuer’s capital stock upon a Liquidation Event, and no senior or additional pari passu preferred stock may be issued without the consent of the holders of a majority of the outstanding shares of Series 4 Preferred Stock.

•	The Series 4 Preferred Stock participates in dividends paid to holders of the FHC Common Stock on an as converted basis.

•	The Series 4 Preferred Stock has one vote per share and will generally vote with the FHC Common Stock on a one share to one share basis.

CUSIP No. 314462102	13D	Page 5 of 7 Pages

Board Composition and Officer Appointments. Upon consummation of the Merger and pursuant to the terms of the Amended Merger Agreement (i) four members of the Board of Directors of the Issuer (the “Board”) resigned, the Board was set at nine directors and six new members of the Board were appointed, including the Reporting Person, and (ii) the Reporting Person was appointed as the President and Chief Executive Officer of the Issuer. In addition, effective upon the consummation of the Merger, a new Chief Financial Officer and Chief Operating Officer of the Issuer was appointed.

Stockholder Meeting. Pursuant to the terms of the Amended Merger Agreement, the Issuer has agreed, not later than the 2017 annual meeting of its stockholders, to submit to a duly held meeting of its stockholders for approval by the affirmative vote of the holders of Issuer’s capital stock required under the Wisconsin Business Corporation Law and NASDAQ Listing Rule 5635(a), the proposals required to be approved by the Issuer’s stockholders to effect the mandatory conversion of all of the shares of Series 4 Preferred Stock into shares of FHC Common Stock in accordance with the terms of the Articles of Amendment.

The foregoing summary is qualified in its entirety by reference to the Amended Merger Agreement and the Articles of Amendment, which are attached hereto as Exhibits 1 and 2, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The Reporting Person beneficially owns FHC Common Stock as follows:

Name	Shares of FHC Common Stock		Sole or Shared Voting	Sole or Shared Dispositive	% of Total Outstanding
Mitchell Steiner, M.D.	7,561,949	(1)	Sole	Sole	19.9	%(2)

(1)	Includes 6,928,360 shares of FHC Common Stock to be issued upon the conversion of 173,209 shares of Series 4 Preferred Stock held by the Reporting Person.

(2)	The calculation of the percentage is based on (i) 31,174,749 shares of FHC Common Stock outstanding as of October 31, 2016, as reported to the Reporting Person by the Issuer on such date, and (ii) 6,928,360 shares of FHC Common Stock to be issued upon the conversion of 173,209 shares of Series 4 Preferred Stock held by the Reporting Person.

The information contained in Item 4 of this statement is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Items 3 and 4 of this statement is incorporated herein by reference.

Lock-Up Agreement. The Reporting Person has entered into an Amended and Restated Lock-Up Agreement (the “Lock-Up Agreement”) with FHC which generally prohibits each such holder from transferring 75% of the shares of FHC Common Stock and Series 4 Preferred Stock which such holder received in the Merger for a period of 18 months following the closing of the Merger. The shares of FHC Common Stock and Series 4 Preferred Stock that are subject to the Lock-Up Agreement will be held in escrow for a period of one year after the closing of the Merger as the sole remedy for APP’s indemnification obligations set forth in the Amended Merger Agreement pursuant to the terms of an Escrow Agreement (the “Escrow Agreement”). Seventy-five percent of the shares held in escrow are eligible for release from escrow six months after the closing of the Merger, although any shares released from escrow will remain subject to the Lock-Up Agreement until the end of the lock-up term.

CUSIP No. 314462102	13D	Page 6 of 7 Pages

Registration Rights Agreement. In connection with the Amended Merger Agreement, the Issuer entered into a Registration Rights Agreement with the former stockholders of APP receiving shares of FHC Common Stock and Series 4 Preferred Stock in connection with the Merger, including the Reporting Person, pursuant to which such stockholders have been granted certain demand registration rights and piggyback registration rights to participate in subsequent registered offerings of FHC Common Stock, subject to the terms and conditions of the Lock-Up Agreement.

The foregoing summary is qualified in its entirety by reference to the Registration Rights Agreement, the form of the Lock-Up Agreement and the Escrow Agreement, which are attached as Exhibits 3, 4 and 5, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Amended and Restated Agreement and Plan of Merger, dated as of October 31, 2016, among The Female Health Company, Blue Hen Acquisition, Inc. and Aspen Park Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by FHC on November 2, 2016).

Exhibit 2	Articles of Amendment to the Amended and Restated Articles of Incorporation of The Female Health Company (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by FHC on November 2, 2016).

Exhibit 3	Registration Rights Agreement, dated as of October 31, 2016, among The Female Health Company and the former stockholders of Aspen Park Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by FHC on November 2, 2016).

Exhibit 4	Form of Lock-Up Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by FHC on November 2, 2016).

Exhibit 5	Escrow Agreement, dated as of October 31, 2016, among The Female Health Company, O.B. Parrish, David R. Bethune and Mary Margaret Frank, Ph.D., acting as the committee representing the interests of The Female Health Company, Mitchell S. Steiner, M.D., in his capacity as nominee for the stockholders of The Female Health Company identified on Exhibit A thereto, and Computershare Trust Company, N.A., as escrow agent (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by FHC on November 2, 2016).

CUSIP No. 314462102	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 4, 2016	/s/ Mitchell Steiner, M.D.
Mitchell Steiner, M.D.